Exhibit 99.08- NEWS Mar. 13, 2003

DataMeg Corp. Subsidiary, CAS Communications, Inc., in Discussions with International Consortium for Overseas Manufacture and Distribution THURSDAY, MARCH 13, 2003 10:20 AM - BusinessWire

BOSTON, Mar 13, 2003 (BUSINESS WIRE) -- DataMeg Corp. (DTMG) announced today that their jointly-owned subsidiary, CAS Communications, Inc., have been in discussion with an international communications industry consortium regarding the development, manufacture and distribution of their 109 MBPS Multi-Phase Poly-Tone Communications System (MPTC).

The Company has indicated that they expect an agreement to be consummated in the near term. The Company also indicated that they have an agreement in place and are waiting for legal representatives from both sides to complete what needs to be done in order to obtain international licenses, given the nature of the product and the current requirements and laws that exist.

CASCO recently announced the release of an independent "white paper" technology-analysis report that provided verification of their Multi-Phase Poly-Tone Communications System, an information and data delivery system that transmits over 109 MBPS on existing cable networks in conformity to the DOCSIS and Euro-DOCSIS single channel standards. Subsequent to that announcement, the Company made public that the election of Richard T. Liebhaber to the CASCO Board of Directors. Mr. Liebhaber has over 40 years experience as a leading pioneer and business leader in the telecommunications industry.

Further, Mr. Benson, President DataMeg Corp., was happy to announce that the first stage in securing DataMeg intellectual property took place with the filing of their new CASCO patents relating to the MPTC System. "We are confident that we have a methodology that produces the fastest copper wire based modem under industry guidelines in the world today."

CASCO has indicated that they expect events, subsequent to these disclosures, and the announcement made today to accelerate the delivery of their MTPC System to both international and domestic markets.

Mr. Benson also stated, "We have received interest from European telecommunication companies, where our product is of great value due to the high percentage cable-based Internet subscribers. Everyone is after "speed" and once they get it, they want more. We suspect our MTPC System has taken those who have reviewed the technical analysis with some surprise and excitement."

For further information about this release and the on-goings at DTMG contact Rich Kaiser, Investor Relations, YES INTERNATIONAL #800-631-8127.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as ``expect,'' ``anticipate,'' ``could,'' "would," "will," and ``may'' and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, the successful completion of projects underway at North Electric Company and the business conditions and growth in related areas of telecommunications, wireless and digital transmission areas, and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving products. Other risks may be detailed from time to time in our filings with the Securities and Exchange Commission. Neither DataMEG Corp. nor its subsidiaries undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.